Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

January 29, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on January 21, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its registration statement.  PEA No. 31 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 25, 2009, and will become effective 60 days after filing on January 29, 2010.  PEA No. 31 was filed for the purpose of conforming the Trust’s Prospectuses to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  Registrant is filing this PEA No. 32 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectuses (All Summary Sections)

1.
In the Fees and Expenses tables in each Fund’s Summary Section, please revise the line items regarding any expense reductions or waivers to align with the exact wording of Item 3 of Form N-1A.  Additionally if there are no waivers or reimbursements to the Fund, please delete the last two line items from the Fee Table in their entirety.

The Trust responds by making the changes as suggested.

2.	In the Fees and Expenses tables in each Fund’s Summary Section, please include a “Total Other Expenses” line item.

The Trust responds by making the changes as suggested.

3.	In the footnote to the Fees and Expenses tables in each Fund’s Summary Section, please state who may terminate the expense agreement and under what circumstances.

The Trust responds by making the change as suggested and has indicated that the Agreement may be terminated at any time by the Board of Trustees upon 60 days notice to the Advisor, or by the Advisor with the consent of the Board.

4	In the “Example” in each Fund’s Summary Section, please add the phrase “for 1 year” to the parenthetical phrase “(taking into account the contractual expense limitation).”

The Trust responds by making the changes as suggested.

5.
In the “Principal Investment Strategies” sections in each Fund’s Summary Section, please disclose what factors are used to select securities for the Funds under the Advisor’s “principles of value investing.”

The Trust responds by summarizing the relevant factors for selecting securities outlined under Item 9 of the Prospectus and including the summarized language in the respective Fund’s Summary Section.

6.	In the “Principal Investment Strategies” sections of the Global and International Equity Funds within each Fund’s Summary Section, please disclose how the Advisor defines a “foreign company.”

The Trust responds by including a definition as follows:

“Foreign companies are determined to be “foreign” on the basis of an issuer’s domicile, its principal place of business, its primary stock exchange listing, the source of its revenues or other factors.”

7.	In the “Principal Investment Risks” sections in each Fund’s Summary Section, please remove the section regarding for whom the Fund may not be appropriate.

The Trust responds by making the changes as suggested and moving the text to Item 9.

8.
Regarding the “Principal Investment Risks” sections within each Fund’s Summary Section, please include all of the principal investment risks in the summary sections (i.e., liquidity, mortgage-backed securities, asset-backed securities, etc.), as stated in the “Investment Objective, Policies and Risks” section of the Prospectuses.

The Trust responds by making the changes as suggested.

9.
In the “Performance” paragraph in each Fund’s Summary Section, please remove the sentence “Unlike the Fund’s returns, the index returns do not reflect any deductions for fees, expenses or taxes” and add a parenthetical statement reflecting this information in the Average Annual Total Returns tables.  Also, please remove the sentence that states “For additional information on the index, please see “Index Descriptions.”

The Trust responds by making the changes as suggested.

10.
Regarding the “Performance” section, in each Fund’s Summary Section please remove the footnotes to the Average Annual Total Returns tables and state the information from the footnote in regular text immediately following the table.

The Trust responds by making the changes as suggested.

11.
In the “Management” sections in each Fund’s Summary Section, under the “Portfolio Managers” subheading, please condense this paragraph to simply state the name, title and length of service of each portfolio manager to align with Item 5 of Form N-1A.

The Trust responds by making the changes as suggested.

12.
In the “Purchase and Sale of Fund Shares” paragraph in each Fund’s Summary Section, please delete the sentences that state “Purchases and redemptions by telephone are only permitted if you previously established these options on your account.” and “The minimum investment requirements may be waived from time to time by the Fund.”

The Trust responds by making the changes as suggested.

Summary Section – SMART Fund and Fixed Income Core Plus Fund

13.
Regarding the “Principal Investment Strategies” sections for the SMART and the Fixed Income Core Plus Fund, please state what the maturity and quality parameters are in selecting debt securities for the Fund’s investment portfolio.

The Trust responds by making the change as suggested.

Global Prospectus – Advisor’s Prior Performance

14.	In the “Advisor’s Prior Performance” section for the Global Fund, please confirm that the “Prior Performance” references all separately managed accounts.

The Trust confirms that the “Prior Performance” references all of the Advisor’s similarly-managed separately managed accounts and revised the disclosure to clearly state that fact.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Debra McGinty-Poteet

Debra McGinty-Poteet
President
Brandes Investment Trust

cc:           Michael Glazer, Bingham McCutchen LLP